                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.     )(1)

                       AMERICAN SHARED HOSPITAL SERVICES
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   029595105
                       --------------------------------
                                (CUSIP Number)

                             MR. JOSHUA J. HARRIS
                          C/O APOLLO MANAGEMENT, L.P.
                    1301 AVENUE OF THE AMERICAS, 38TH FLOOR
                           NEW YORK, NEW YORK  10019
                                (212) 261-4000

                                WITH COPIES TO:

MICHAEL D. WEINER, ESQ.                                ILAN S. NISSAN, ESQ.
APOLLO MANAGEMENT, L.P.                         O'SULLIVAN GRAEV & KARABELL, LLP
1999 AVENUE OF THE STARS, SUITE 1900           30 ROCKEFELLER PLAZA, 41ST FLOOR
LOS ANGELES, CALIFORNIA  90067                      NEW YORK, NEW YORK  10112
(310) 201-4100                                           (212) 408-2400

-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                March 12, 1998
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  029595105
          _______________                               Page 2 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EMBARCADERO HOLDING CORP. I
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP NO.  029595105
          _______________                               Page 3 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ALLIANCE IMAGING, INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  029595105
          _______________                               Page 4 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NEWPORT INVESTMENT LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        HC*
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  029595105
          _______________                               Page 5 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APOLLO INVESTMENT FUND III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  029595105
          _______________                               Page 6 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APOLLO OVERSEAS PARTNERS III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  029595105
          _______________                               Page 7 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APOLLO (U.K.) PARTNERS III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  029595105
          _______________                               Page 8 of 16 Pages
                                                            ___  ___

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APOLLO ADVISORS II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              2,784,217 shares of Common Stock (includes 1,495,000
                        shares issuable upon exercise of options)
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
  REPORTING             0
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
     WITH               0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,784,217 shares of Common Stock (includes 1,495,000 shares issuable upon exercise of options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 Pages
                                                                  ---   ---

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, no par value ("Common Stock"), of American Shared Hospital Services, a California corporation (the "Company"). The address of the principal executive office of the Company is 4 Embarcadero Center, Suite 3620, San Francisco, California 94111-4155.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)
and (f) This statement is filed jointly by Embarcadero Holding Corp. I, a Delaware corporation ("Holdings I"), Alliance Imaging, Inc., a Delaware corporation ("Alliance"), Newport Investment LLC, a Delaware limited liability company ("Newport"), Apollo Investment Fund III, L.P., a Delaware limited partnership ("AIF III"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("U.K. Partners" and, together with AIF III and Overseas Partners, the "Apollo Purchasers") and Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors") and the general partner of each of the Apollo Purchasers. The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

         Holdings I was formed solely to consummate the transactions contemplated by the Securities Purchase Agreement (the "Purchase Agreement"), dated as of March 12, 1998 among the Company, MMRI, Inc., a California corporation ("MMRI"), Holdings I, Embarcadero Holding Corp. II, a Delaware corporation ("Holdings II" and, together with Holdings I, "Holdings") and Alliance. It is not anticipated that Holdings I will have any significant assets or liabilities other than those arising in connection with the Purchase Agreement and the transactions contemplated thereby, or engage in any activities other than those incident to its formation and transactions contemplated by the Purchase Agreement. The principal office of Holdings I is c/o Alliance Imaging, Inc., 1065 PacifiCenter Drive, Suite 200, Anaheim, California 92806. Holdings I is a wholly-owned subsidiary of Alliance. Alliance is engaged in the business of providing comprehensive diagnostic imaging services to hospitals and other healthcare providers on either a mobile, shared-user basis or on a full-time, single-user basis. Alliance is a majority-owned subsidiary of Newport. Newport is principally engaged in the business of owning capital stock of Alliance. The principal office of Newport is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577. All of the interests in Newport are owned by the Apollo Purchasers.

         Each of the Apollo Purchasers is principally engaged in the business of investing in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

         Advisors is the managing general partner of each of the Apollo Purchasers. Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

         Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Advisors.

         Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

         AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

        The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                                                              Page 9 of 16 Pages
                                                                  ---   ---

                                                             Page 10 of 16 Pages

        Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of Overseas Partners and U.K. Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and U.K. Partners. The principal place of business of Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited ("CIBC"), Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

        Schedule I to this statement contains information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) None of the Reporting Entities, Apollo Capital, Apollo Management, AIM, Administration nor any of the persons or entities referred to in
        Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Certain of the stockholders of the Company entered into the Stockholder Agreements (as defined and as described in Item 4) in consideration of Holdings entering into the Purchase Agreement. No funds have been paid or other consideration given in connection with the execution and delivery of the Stockholder Agreements.

ITEM 4. PURPOSE OF THE TRANSACTION

        On March 12, 1998, Holdings and Alliance entered into the Purchase Agreement with the Company and MMRI. Subject to the satisfaction or waiver of certain terms and conditions of the Purchase Agreement, Holdings will acquire all of the capital stock of CuraCare, Inc., a Delaware corporation and all of the general partnership interests of American Shared-CuraCare, a California general partnership. In connection with the Purchase Agreement, Holdings has also entered into Stockholder Agreements, each dated as of March 12, 1998 with certain stockholders of the Company (collectively, the "Stockholder Agreements"). Pursuant to the Stockholder Agreements, stockholders of the Company that own approximately 44.4% of the issued and outstanding shares of Common Stock of the Company (assuming the issuance of 1,495,000 shares of Common Stock issuable upon the full exercise of an option to purchase such shares of Common Stock (the "Option")) have agreed to vote, and have granted a proxy to vote their shares of Common Stock (including the shares which are issuable upon the exercise of the Option), in favor of the Purchase Agreement and the transactions contemplated thereby.

        Each of the Purchase Agreement and the Stockholder Agreements contains other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

                                                             Page 11 of 16 Pages
                                                                  ---  ---



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)and
(b) The Reporting Entities beneficially own and have power to vote and, or to direct the vote of, an aggregate of 2,784,217 shares of Common Stock, representing approximately 44.4% of the issued and outstanding shares of Common Stock of the Company (assuming the exercise in full of the Option). AIF II, L.P., a Delaware limited partnership ("AIF II") and Lion Advisors, L.P., a Delaware limited partnership ("Lion" and, together with AIF II, the "Related Parties"), each of which have certain relationships with the Reporting Entities, collectively have beneficial ownership of 554,947 shares of Common Stock (including 115,629 warrants) or 11.4% of the shares of Common Stock outstanding. The Related Parties have not joined and are not parties to the Stockholder Agreements.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses set forth in Item 4 and Item 5 are incorporated herein.

         Pursuant to the Stockholder Agreements, certain stockholders have agreed to vote, or have granted an irrevocable proxy to Holdings I to vote such stockholders' shares of Common Stock, or grant a consent or approval in respect of such shares of Common Stock against (i) any Alternative Transaction (as defined in the Stockholder Agreements),
         (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction could impede, frustrate, prevent or nullify the Purchase Agreement or any of the transactions contemplated thereby or change in any manner the voting rights of any class of the Company's capital stock, or (iii) any action that could cause the Company to breach any representation, warranty or covenant contained in the Purchase Agreement. Pursuant to the Stockholder Agreements, such stockholders have agreed to vote the shares of Common Stock held by them in favor of (i) the Company entering into the Purchase Agreement and (ii) the approval of the terms thereof and each of the transactions contemplated thereby.

         Such stockholders have also agreed, among other things, not to: (1) sell, transfer, give, pledge or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the shares of Common Stock owned by each such stockholder other than pursuant to the terms of the Purchase Agreement, (2) enter into any voting arrangement, directly or indirectly, whether by proxy, voting agreement or otherwise, in respect of such shares, (3) directly or indirectly solicit, initiate or encourage the submission of, any proposal that may lead to an Alternative Transaction, except as permitted by the Purchase Agreement, or (4) directly or indirectly participate in any discussions or negotiations regarding any Alternative Transaction (or, in each case, permit any investment banker, financial advisor, attorney, accountant or other representative to do any of the foregoing), except as permitted by the Purchase Agreement.

                                                             Page 12 of 16 Pages
                                                                 ---  ---

ITEM 7.  MATERIAL TO BE FILED AS AN EXHIBIT

(a) Stockholder Agreement, dated as of March 12, 1998, among Holdings and certain stockholders of the Company.

(b) Stockholder Agreement, dated as of March 12, 1998 among Holdings and Ernest Bates, M.D.

(c) Securities Purchase Agreement, dated as of March 12, 1998, among the Company, Alliance, Holdings, and MMRI.

                                                             Page 13 of 16 Pages
                                                                  ---  ---

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth below in this statement is true, complete and correct. In addition, by signing below, the undersigned agree that this Schedule 13D may be filed jointly on behalf of each of Embarcadero Holding Corp. I, Alliance Imaging, Inc., Newport Investment LLC, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 23rd day of March 1998.

EMBARCADERO HOLDING CORP. I


By: /s/ Joshua J. Harris
    ____________________________________________
    Name:   Joshua J. Harris
    Title:  Vice President


ALLIANCE IMAGING, INC.


By: /s/ Richard N. Zehner
    _____________________________________________
    Name:   Richard N. Zehner
    Title:  Chairman and Chief Executive Officer


NEWPORT INVESTMENT LLC

By: /s/ Michael D. Weiner
    __________________________________________
    Name:  Michael D. Weiner
    Title: Vice President


APOLLO INVESTMENT FUND III, L.P.

By:  Apollo Advisors II, L.P.,
     its General Partner
By:  Apollo Capital Management II, Inc.,
     its General Partner

By: /s/ Michael D. Weiner
    __________________________________________
    Name:  Michael D. Weiner
    Title: Vice President

                                                             Page 14 of 16 Pages
                                                                  ---  ---



APOLLO OVERSEAS PARTNERS III, L.P.

By:  Apollo Advisors II, L.P.,
     its General Partner
By:  Apollo Capital Management II, Inc.,
     its General Partner

By:  /s/ Michael D. Weiner
     ___________________________________
     Name:  Michael D. Weiner
     Title: Vice President


APOLLO (U.K) PARTNERS III, L.P.


By:  Apollo Advisors II, L.P.,
     its General Partner
By:  Apollo Capital Management II, Inc.,
     its General Partner

By:  /s/ Michael D. Weiner
     ___________________________________
     Name:  Michael D. Weiner
     Title: Vice President


APOLLO ADVISORS II, L.P.

By:  Apollo Capital Management II, Inc.,
     its General Partner

By:  /s/ Michael D. Weiner
     ___________________________________
     Name:  Michael D. Weiner
     Title: Vice President

                                                             Page 15 of 16 Pages
                                                                  ---  ---



                                   SCHEDULE I
                                   ----------

     The following sets forth information with respect to the general partners, executive officers, directors and principal stockholders of the Reporting Entities and certain related persons. Except as otherwise indicated in this
Schedule I or in the Schedule 13D to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

     The directors of Apollo Capital are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

     Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

     Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally-employed by CIBC in the following positions: Mr. Larder, Managing Director, Mr. Gillooly, Deputy Managing Director, Mr. Patrick, Manager-Accounting Services and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Leon D. Black is the beneficial owner of the stock of Administration.

     Michael S. Gross is a founding principal of Apollo Advisors, Lion and AREA, a member of the board of directors of Holdings and the Chairman of the Board and President of Holdings. Mr. Gross has served as an officer of certain affiliates of the Apollo Purchasers since 1990. Mr. Gross is a director of Allied Waste Industries, Inc., Breuners Home Furnishings Corporation, Converse Inc., Florsheim Group Inc., Furniture Brands International, Inc. and Imagyn Medical Technology.

     Joshua J. Harris is a member of the board of directors of Holdings and is the Vice President, Treasurer and Assistant Secretary of Holdings. Mr. Harris has served as an officer of certain affiliates of the Apollo Purchasers having been associated with them since 1990. Mr. Harris is a director of Converse Inc., Breuners Home Furnishings Corporation, Florsheim Group Inc. and NRT Incorporated.

     Scott Kleinman is a member of the board of directors of Holdings and the Secretary of Holdings. Mr. Kleinman has served as an Associate of certain affiliates of the Apollo Purchasers since January 1996. Prior to January 1996, Mr. Kleinman was employed by Smith Barney Inc.

     Richard N. Zehner has been the Chairman and Chief Executive Officer of Alliance since November 1988. Mr. Zehner was a founder and has been the President of Alliance and its predecessors since 1983. From 1987 until November 1988 he served as a director and President and Chief Operating Officer of Alliance.

     Vincent S. Pino has been the President and Chief Operating Officer of Alliance since December 1991 and August 1993, respectively, and a director of Alliance since June 1991. From November 1988 to August 1993, he was the Chief Financial Officer of Alliance.

                                                             Page 16 of 16 Pages
                                                                  ---  ---

     Kenneth S. Ord joined Alliance in February 1998 as Senior Vice President, Chief Financial Officer and Secretary.

     Terry A. Andrues has been a Senior Vice President of Customer Support of Alliance since 1991 and a Vice President of Customer Support since 1988. From 1987 to 1988, Mr. Andrues acted as a marketing representative of Alliance.

     Jay A. Mericle has acted as a Senior Vice President of Alliance since 1988 and technical marketing manager of Alliance since 1986.

     Robert H. Falk has been an officer of certain affiliates of the Apollo Purchasers since 1992. Prior to 1992, Mr. Falk was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Falk is also a director of Converse Inc., Culligan Water Technologies, Inc., Florsheim Group Inc. and Samsonite Corporation.

     Michael D. Weiner has been an officer of certain affiliates of the Apollo Purchasers since 1992. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP. Mr. Weiner is also a director of Converse Inc., Continental Graphics Holdings, Inc., Florsheim Group Inc., NRT Incorporated and WMC Finance Co.